UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **October 29, 2004**



Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

(a) On November 3, 2004 Cross Country Healthcare, Inc. ("the Company") issued a press release announcing results for the quarter ended September 30, 2004, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K. This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on November 3, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

	By:	/s/ EMIL HENSEL
	Name:	Emil Hensel
Dated: November 4, 2004	Title:	Chief Financial Officer

3

Links



Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE REPORTS THIRD QUARTER 2004 RESULTS

BOCA RATON, Fla. – November 3, 2004 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) today reported revenue of $165.1 million for the third quarter ended September 30, 2004, and net income of $5.1 million, or $0.16 per diluted share. This compares to revenue of $184.4 million and net income of $6.8 million, or $0.21 per diluted share, in the same quarter of the prior year. On a sequential basis, revenue decreased approximately 1% from the $167.3 million reported in the second quarter of 2004 while net income was consistent with the $5.1 million, or $0.16 per diluted share, reported in the second quarter of 2004. Strong cash flow from operations for the third quarter of 2004 of $10.3 million allowed the Company to reduce its debt to $60.4 million at September 30, 2004 from $69.6 million at the end of the prior quarter.

For the first nine months of 2004, Cross Country Healthcare reported revenue of $505.0 million, a 1% decrease from revenue of $511.3 million in the same nine-month period of 2003. Net income declined to $15.1 million, or $0.46 per diluted share, from net income of $20.7 million, or $0.63 per diluted share, in the first nine months of the prior year. Cash flow from operations for the first nine months of 2004 was $37.0 million.

"During the third quarter of 2004, our revenue and earnings remained essentially stable on a sequential basis. Strong cash generation allowed us to again accelerate the repayment of debt. The year over year decline in our revenue was primarily attributable to lower nurse staffing FTE volume that was partially offset by strong gains in our clinical trials staffing, education and training, and retained search businesses. In addition to the impact of lower volume, our profitability declined from the prior year due to a decrease in our bill-pay spread, in part due to increased third-party administrative fees and co-marketing expenses that are accounted for as an offset to revenue, as well as higher costs for insurance and compliance associated with the Sarbanes-Oxley Act of 2002," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc.

"There is an ongoing transition in the environment for our nurse staffing services that is currently characterized by demand at levels well above a year ago and a lagging supply of travel nurses for these contract assignments. Notwithstanding the supply constraints, acute care hospitals continue to be cautious buyers of supplemental nurse staffing services. In the near term, we believe these dynamics would be impacted favorably by higher than expected in-patient hospital admission trends. Longer term, we believe improvement in overall job creation in the economy would lead to a further increase in the demand for our services and encourage more nurses to seek travel assignments with us," Mr. Boshart added.

Healthcare Staffing

For the third quarter ended September 30, 2004, the healthcare staffing business segment (travel and per diem nurse, allied health and clinical trials staffing) generated revenue of $151.5 million as compared with revenue of $172.4 million in the same quarter of the prior year. Segment revenue declined 1% sequentially from the second quarter of 2004 and 12% from the year ago quarter, primarily reflecting year over year staffing volume reduction in the nurse staffing business that was partially offset by revenue growth in the clinical trials staffing and international nurse recruiting businesses. During the third quarter, healthcare staffing volumes declined 3% sequentially from the second quarter of 2004 and 12% on a year over year basis.

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Contribution income (defined as income from continuing operations before interest, income taxes, depreciation and amortization and corporate expenses not specifically identified to a reporting segment), decreased 25% in the third quarter of 2004 to $15.3 million from $20.4 million in the same quarter of 2003, reflecting a contraction in the bill-pay spread, higher housing and insurance costs, and negative operating leverage as a result of lower nurse-staffing volume.

For the first nine months of 2004, segment revenue decreased on a year over year basis by 2% to $463.5 million from $474.1 million in the same period a year ago, and contribution income declined by 22% to $45.9 million from $58.6 million in the prior year period.

Other Human Capital Management Services

For the third quarter of 2004, the other human capital management services business segment (education and training, consulting, and retained search services) generated revenue of $13.6 million, a 13% increase from revenue of $12.0 million in the same quarter in the prior year. This was due to higher revenue from the educational seminars and the retained search businesses that was partially offset by slightly lower revenue from the healthcare consulting business. Contribution income in the third quarter of 2004 improved to $1.4 million, a 119% increase over the same quarter a year ago, reflecting improvements in all of the businesses in this segment.

For the first nine months of 2004, revenue for the other human capital management services segment increased 12% on a year over year basis to $41.5 million from revenue of $37.2 million for the first nine months of 2003, while contribution income increased 62% to $5.3 million from $3.3 million in the prior year period.

On October 5, 2004, the Company announced the sale of two of its three healthcare consulting practices and that it was pursuing a plan of sale for the third. The above financial results for the third quarter and first nine months of 2004 include these healthcare consulting practices. Starting with the fourth quarter of 2004, the healthcare consulting business will be accounted for as discontinued operations.

Debt Repayment

During the third quarter of 2004, Cross Country Healthcare paid back $10.0 million of the outstanding term loan under its credit facility. Of this amount, approximately $9.2 million represented an optional pre-payment. At quarter end, $3.0 million was outstanding under the Company's $75.0 million revolving credit facility. At September 30, 2004, the Company had approximately $60.4 million of total debt on its balance sheet, which represented a 15.1% debt to total capitalization ratio.

Stock Repurchase Program Update

During the third quarter of 2004, Cross Country Healthcare purchased 12,600 shares of its common stock at an average cost of $14.64 per share. Since initiating its current stock buy-back program in November 2002, the Company has purchased 1,030,400 shares of its common stock at an average cost of $13.75 per share. The cost of such purchases was approximately $14.2 million. The Company can purchase up to an additional 469,600 shares at an aggregate price not to exceed approximately $10.8 million under this previously authorized stock repurchase program. Under this program, the shares may be purchased from time-to-time in the open market and may be discontinued at any time at the Company's discretion. At September 30, 2004, the Company had approximately 32.0 million shares outstanding.

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Stockholder Shelf Registration Statement

Cross Country Healthcare also announced today that a stockholder shelf registration statement on Form S-3 has been filed with the Securities and Exchange Commission to register shares of the Company's common stock held by its private equity sponsor stockholders, Charterhouse Equity Partners III, L.P. and Morgan Stanley Private Equity and affiliates. These stockholders together own 11.4 million shares of the common stock of Cross Country Healthcare. The Company will not receive any proceeds from future sales of the shares of common stock that may be offered by the selling stockholders. Neither the Company nor management is registering any shares of common stock pursuant to this registration statement.

The shelf registration statement has been filed with the SEC, but has not yet become effective. The securities covered by the registration statement may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Guidance for Fourth Quarter of 2004

The following statements are based on current management expectations. Such statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any future mergers, acquisitions or other business combinations, repurchases of the Company's common stock, pending legal matters, or results of the Company's healthcare consulting business, which will be accounted for as discontinued operations.

Based on the present demand dynamics in the healthcare staffing services marketplace, for the fourth quarter of 2004, Cross Country Healthcare expects revenue from continuing operations to be in the $157.0 million to $160.0 million range as compared to $161.8 million in pro-forma revenue from continuing operations in the third quarter. EPS per diluted share from continuing operations are expected to be in the range of $0.14 to $0.16. For the time being, until the Company has greater visibility it intends to provide revenue and EPS guidance only for the next quarter following each quarterly earnings period.

The Company's fourth quarter guidance reflects the impact on productivity and the resulting level of contract bookings from the hurricanes that hit Florida during August and September of this year. While Cross Country Healthcare's headquarters in Boca Raton, Florida experienced no damage, its offices were closed for several days and the Company's smaller Tampa office was closed for several more days due to area flooding. In addition to the office closures, employee productivity was affected by storm-related preparations and post-storm personal property matters.

Quarterly Conference Call

Cross Country Healthcare will hold a conference call on Thursday, November 4th at 10:00 a.m. Eastern Time to discuss its third quarter 2004 financial results. This call will be webcast live by CCBN and may be accessed at the Company's web site at www.crosscountry.com or by dialing 877-915-2769 from anywhere in the U.S. or by dialing 630-395-0018 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available through November 19th. A replay of the conference call will be available by telephone from approximately 12:00 p.m. Eastern Time on November 4th through November 19th by calling 866-388-5334 from anywhere in the U.S. or by calling 203-369-0413 from non-U.S. locations.

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About Cross Country Healthcare

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a client base of over 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate web site to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Cross Country Healthcare, Inc.
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

Cross Country Healthcare, Inc.
Consolidated Statements of Income
(Unaudited, amounts in thousands, except per share data)

	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
	2004	2003		2004	2003	
Revenue from services	$ 165,070	$ 184,389	(10%)	$ 504,987	$ 511,304	(1%)
Operating expenses:						
Direct operating expenses	126,614	139,512	(9%)	386,245	385,921	0%
Selling, general and administrative expenses	27,588	29,198	(6%)	84,109	80,594	4%
Bad debt expense	—	787	ND	1,156	787	47%
Depreciation	1,024	1,230	(17%)	3,969	3,336	19%
Amortization	526	991	(47%)	1,745	2,556	(32%)
Non-recurring secondary offering costs	—	—	ND	—	16	(100%)
Total operating expenses	155,752	171,718	(9%)	477,224	473,210	1%
Income from operations	9,318	12,671	(26%)	27,763	38,094	(27%)
Other expenses:						
Loss on early extinguishment of debt	—	—	ND	—	960	(100%)
Interest expense, net	970	1,571	(38%)	3,229	2,812	15%
Income from continuing operations before income taxes	8,348	11,100	(25%)	24,534	34,322	(29%)
Income tax expense	3,214	4,296	(25%)	9,446	13,283	(29%)
Income from continuing operations	5,134	6,804	(25%)	15,088	21,039	(28%)
Discontinued operations, net of income taxes	—	(1)	(100%)	—	(355)	100%
Net income	$ 5,134	$ 6,803	(25%)	$ 15,088	$ 20,684	(27%)
Net income/(loss) per common share - basic:						
Income from continuing operations	$ 0.16	$ 0.21		$ 0.47	$ 0.65	
Discontinued operations, net of income taxes	—	(0.00)		—	(0.01)	
Net income common share - basic	$ 0.16	$ 0.21		$ 0.47	$ 0.64	
Net income/(loss) per common share - diluted:						
Income from continuing operations	$ 0.16	$ 0.21		$ 0.46	$ 0.64	
Discontinued operations, net of income taxes	—	(0.00)		—	(0.01)	
Net income per common share - diluted	$ 0.16	$ 0.21		$ 0.46	$ 0.63	
Weighted average common shares outstanding-basic	32,025	32,037		31,954	32,169	
Weighted average common shares outstanding-diluted	32,504	32,581		32,554	32,588	

ND - not determinable

Cross Country Healthcare, Inc.
Condensed Consolidated Balance Sheets
(Amounts in thousands)

	September 30, 2004	December 31, 2003
	(Unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ —	$ —
Accounts receivable, net	101,537	112,407
Income taxes receivable	—	2,310
Other current assets	11,832	12,572
Total current assets	113,369	127,289
Property and equipment, net	12,632	12,602
Goodwill, net	309,276	307,532
Trademarks, net	15,749	15,749
Other identifiable intangible assets, net	7,297	8,580
Other assets, net	2,603	2,972
Total assets	$ 460,926	$ 474,724
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 6,834	$ 9,462
Accrued employee compensation and benefits	32,634	29,994
Short-term debt	6,208	4,944
Other current liabilities	4,911	3,358
Total current liabilities	50,587	47,758
Deferred income taxes	17,649	17,649
Long-term debt and notes payable	54,212	88,794
Total liabilities	122,448	154,201
Commitments and contingencies		
Stockholders' equity:		
Common stock	3	3
Additional paid-in capital	254,854	251,988
Other stockholders' equity	83,621	68,532
Total stockholders' equity	338,478	320,523
Total liabilities and stockholders' equity	$ 460,926	$ 474,724


Cross Country Healthcare, Inc.
Segment Data (a)
(Unaudited, amounts in thousands)


	Three Months Ended September 30,			Nine Months Ended September 30,		
	2004	**2003**	**% Change**	**2004**	**2003**	**% Change**
Revenue:						
Healthcare staffing	$ 151,492	$ 172,357	(12%)	$ 463,467	$ 474,083	(2%)
Other human capital management services	13,578	12,032	13%	41,520	37,221	12%
	$ 165,070	$ 184,389	(10%)	$ 504,987	$ 511,304	(1%)
Contribution income (b):						
Healthcare staffing	$ 15,295	$ 20,351	(25%)	$ 45,902	$ 58,636	(22%)
Other human capital management services	1,379	631	119%	5,325	3,282	62%
	16,674	20,982	(21%)	51,227	61,918	(17%)
Unallocated corporate overhead	5,806	6,090	(5%)	17,750	17,916	(1%)
Depreciation	1,024	1,230	(17%)	3,969	3,336	19%
Amortization	526	991	(47%)	1,745	2,556	(32%)
Non-recurring secondary offering costs	—	—	ND	—	16	(100%)
Loss on early extinguishment of debt	—	—	ND	—	960	(100%)
Interest expense, net	970	1,571	(38%)	3,229	2,812	15%
Income from continuing operations before income taxes	$ 8,348	$ 11,100	(25%)	$ 24,534	$ 34,322	(29%)


Cross Country Healthcare, Inc.
Financial Statistics
(Unaudited)


	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	**2003**	**2004**	**2003**
Net cash provided by operating activities (in thousands)	$ 10,266	$ 14,900	$ 36,984	$ 43,170
FTEs (c)	5,644	6,396	5,821	5,882
Weeks worked (d)	73,372	83,148	227,019	229,398
Average healthcare staffing revenue per FTE per week (e)	$ 2,065	$ 2,073	$ 2,042	$ 2,067

(a) Segment data provided is in accordance with FASB Statement 131.

(b) Defined as income from continuing operations before interest, income taxes, depreciation, amortization and corporate expenses not specifically identified to a reporting segment. Contribution income is a financial measure used by management when assessing segment performance.

(c) FTEs represent the average number of contract staffing personnel on a full-time equivalent basis.

(d) Weeks worked is calculated by multiplying the FTEs by the number of weeks during the respective period.

(e) Average healthcare staffing revenue per FTE per week is calculated by dividing the healthcare staffing revenue by the number of weeks worked in the respective periods. Healthcare staffing revenue includes revenue from permanent placement of nurses.